Exhibit 99.4

December 5, 2019

The Toronto Stock Exchange

Canadian Securities Commissions

CDS Clearing and Depository Services Inc.

The Depository Trust & Clearing Corporation

Dear Sir/Madam:

Re:	The Toronto-Dominion Bank (the “Bank”) – Notice of Meeting and Record Dates

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), we advise as follows:

Name of Reporting Issuer	The Toronto-Dominion Bank

Meeting Date	April 2, 2020

Record Date for Notice	February 7, 2020

Record Date for Voting	February 7, 2020

Beneficial Ownership Determination Date	February 7, 2020

Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares

Classes or series of securities that entitle the holder to vote at the meeting	Common shares

Notice & Access – Registered Holders Notice & Access – Beneficial Holders	No No

Issuer Sending Material Directly to NOBOs	No

Issuer Paying to Send Material to OBOs	Yes

Whether the meeting is a special meeting[1]	No

Yours very truly,

/s/ Caroline Cook
Caroline Cook Associate Vice President, Legal

1 As defined by NI 54-101 meaning a meeting at which a special resolution, as defined in the Bank Act (Canada), is expected to be submitted to common shareholders.